United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re:         Emergent Capital, Inc. Registration Statement on Form S-1 (Registration No. 333-220187)

Dear Ms. Paik:

Emergent Capital, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced registration statement so that such registration statement will become effective as of 10:00 a.m., September 28, 2017, or as soon thereafter as practicable.  Once such registration statement has been declared effective, please orally confirm that event with our counsel, Holland & Knight, by calling Rodney H. Bell at (305) 789-7639.

Very truly yours,

Emergent Capital, Inc.

By:	/s/ Patrick J. Curry
Interim Chief Executive Officer